SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated April 4, 2011 regarding the notice to exercise cumulative vote on the Shareholders’ Meeting to be held on April 7, 2011.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 4, 2011

Mr. Chairman of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

RE.: Telecom Argentina Ordinary Shareholders’ Meeting to be held on April 7, 2011.

Notice of the exercise of cumulative vote

Dear Sir,

I am writing to you as attorney in fact of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that on Friday April 1, 2011 in the afternoon, the National Social Security Administration, (ANSES or “Administración Nacional de la Seguridad Social”), as shareholder of Telecom Argentina, notified us of its intention to exercise the cumulative vote mechanism with respect to Item 9 of the Agenda of the referred Shareholders’ Meeting, relating to the designation of members of the Supervisory Committee.

Yours sincerely,

Telecom Argentina S.A.

/s/ Maria Delia Carrera Sala
Maria Delia Carrera Sala
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 4, 2011	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman